

May 8, 2012

Philip J. Myers
Chief Executive Officer, Chief Financial Officer, President and Director
American Church Mortgage Company
10237 Yellow Circle Drive
Minnetonka, MN 55343

     Re: American Church Mortgage Company
                 Form 10-K
                 Filed March 30, 2012
                 File No. 000-25919

Dear Mr. Myers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Financial Statements

1. Summary of Significant Accounting Policies

Real Estate Held for Sale, page F-9

1. Please tell us the book value of each property held for sale and the amount of any impairment charge recorded on each property to date. For each property that has been classified as held for sale in excess of one year, explain to us how you determined it was appropriate to continue to classify the property as held for sale. Reference is made to ASC Topic 360-10-45-9.

3. Mortgage Loans Receivable and Bond Portfolio, page F-13

2. Please explain to us how you have met all of the disclosure requirements of ASC Topic 310-10-50 related to your financing receivables. Your response should address, but not be limited to, the following disclosure items:

- Explain to us how you have met all the disclosure requirements related to non-accrual or past due loans and impaired loans, particularly the policy disclosures in ASC Topic 310-10-50-6.
- Explain to us how you have met the requirements to disclose an analysis of the age of the recorded investment in financing receivables required by ASC Topic 310-10-50-7A
- Tell us where you have provided the disclosures by portfolio segment required by ASC Topic 310-10-50-11B or explain to us why these disclosures are not applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief